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                                                Filed by GMO Trust, on behalf of
                                                its GMO Pelican Fund
                                                Subject Company - Evergreen
                                                Equity Trust, on behalf of its
                                                Evergreen Large Cap Value Fund
                                                File No. 811-08413

                                                Filed pursuant to Rule 425
                                                under the Securities Act of
                                                1933; deemed filed pursuant
                                                to Rule 14a-12.


                                                        October 15, 2002



Dear Shareholders:

         We wanted to supplement our October 2, 2002 letter to you by letting you know that a preliminary Prospectus/Proxy Statement was filed with the Securities and Exchange Commission on October 8, 2002 in connection with the proposed reorganization of the GMO Pelican Fund into the Evergreen Large Cap Value Fund.

         As mentioned in our earlier letter, you will receive a final Prospectus/Proxy Statement in the mail, on or around November 8, 2002. You should read it carefully because it will contain important and more complete information about the reorganization. A proxy card will be included with these materials which you can use to vote your shares.

         In the meantime, the preliminary Prospectus/Proxy Statement is available free of charge at the Securities and Exchange Commission's website, which can be accessed at WWW.SEC.GOV. You can also get a free copy of that document by calling GMO Trust collect at (617) 346-7646. The preliminary Prospectus/Proxy Statement sets forth the identity of the participants in the proxy solicitation and a description of the participants' direct or indirect interests, by security holdings or otherwise. No authorized offer of a security in connection with the proposed reorganization may be made except pursuant to that final Prospectus/Proxy Statement.

         If you have any questions about the reorganization, our prior letter, or this supplementary legend, I would also invite you to call GMO Trust at (617) 346-7646.

Respectfully yours,



GMO Trust

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October 2, 2002


Dear Pelican Fund Shareholder:

I am writing to describe an upcoming change to the form in which the Pelican Fund will be offered to investors.

The Trustees of the Pelican Fund have approved a "fund adoption" transaction with Evergreen Investment Management Company, LLC (Evergreen Investments). The Pelican Fund will become part of Evergreen's family of funds and be renamed the Evergreen Large Cap Value Fund. The Fund will be made available to retail investors using Evergreen's retail distribution network.

As a current shareholder of the Pelican Fund, you can continue to have access to GMO's investment management expertise by participating in the fund adoption transaction. Subject to certain regulatory approvals, the Evergreen Large Cap Value Fund will have the same investment objective and operating policies as the Pelican Fund. GMO will remain as the portfolio manager to the Evergreen Fund after the fund adoption.

As background, GMO has offered the Pelican Fund to individual investors since 1989, and it is the only GMO fund offered directly to individual investors for minimum investments of less than $1 million. During the past 13 years, the retail investment marketplace has changed dramatically. Individual investors now have a wide variety of tools and information available to them. We recognize that retail investors have come to expect certain standards of service, and deservedly so. GMO, as an institutional investment management firm, does not offer retail shareholders the level of service that many other mutual fund organizations do, and we have made a business decision to focus this part of our asset management efforts as an investment sub-adviser to distribution firms that are explicitly focused on serving the needs of retail investors.

GMO believes that retail investors will be better serviced by an organization that has an existing infrastructure and is focused on fulfilling their needs. As a shareholder of the Evergreen Fund, you will have the benefit of Evergreen's services to retail investors while continuing to have access to GMO's portfolio management expertise. Evergreen Investments is the brand name under which Wachovia Corporation (NYSE: WB) conducts its investment management business. Evergreen is a leading asset management firm serving more than four million investors through a broad range of investment products with assets totaling over $215 billion.

You will be receiving proxy voting materials on or around November 8, 2002. These materials will explain the transaction in more detail, including a discussion of how your shares in the Pelican Fund will be transferred to the Evergreen Fund. Please read these materials carefully before voting. Should you have any questions with regard to the fund adoption, please call the telephone number provided in the voting materials.

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I would like to thank you for the trust and confidence you have continued to place in GMO over the years.

Sincerely,



Jeremy Grantham
Chairman of the Board